Exhibit 99.1

PRESS RELEASE	AIR GLOBAL PLC.

AIR Global Reports 2026 First-Half Results

Revenue increased 3.7% to $206.9 million despite Strait of Hormuz disruptions

Adjusted EBITDA remained stable yoy at $71.7 million

Expects accelerating growth in the second half of 2026

DUBAI, UAE, August 20, 2026 – AIR Global PLC (NASDAQ: AIIR), the global leader in Flavored Shisha Molasses ("FSM"), today announces its first results as a public company for the six-month period ending June 30, 2026, post its listing on the Nasdaq on 18 May 2026. Unless otherwise specified, all comparative information in this release is presented by reference to the corresponding period of the preceding year.

Stuart Brazier, Chief Executive Officer of AIR Global, said:

“Our first half 2026 performance is a testament to the resilience of AIR’s business, the strength of our global brands and the depth of our organizational culture. Despite unprecedented challenges following the closure of the Strait of Hormuz, a route through which approximately 70% of our historical shipment volumes have been transported, we delivered revenue growth of 3.7% and stable adjusted EBITDA.

End-consumer demand held steady throughout the period and shipment volumes have staged a strong recovery since the acute supply chain disruptions we experienced in March, when shipment volumes declined 38.6%. Volume growth resumed in June, and we expect this positive momentum to continue into the second half of 2026.

I would like to thank every AIR employee for their commitment, agility and determination during an exceptionally challenging period. Their efforts enabled us to adapt rapidly, establish alternative supply routes and continue serving our customers around the world with minimal interruption. This execution reinforces our confidence in our strategy to drive sustainable long-term growth and value creation.”

Webcast and Q&A Session: AIR Global PLC will hold a live webcast for investors and analysts at 8:00AM ET on August 20, 2026, hosted by Stuart Brazier, CEO and Bassem Lotfy, CFO. The presentation will be followed by a Q&A session. The webcast and presentation slides will be available to view on our website at News/ Events. Conference call dial in details: +1 877 407 0752 or +1 201 389 0912. Alternatively, participants may use the Call Me™ service for immediate access to the event via the following link: Call ME. The Call Me™ service will be available 15 minutes prior to the scheduled start time.

Results Highlights – H1’26

Metric	H1’26	H1’25	YoY %
Revenue ($m)	206.9	199.5	3.7%
Gross profit ($m)	116.8	114.0	2.4%
Operating (loss) / profit ($m)	(63.6)	51.5	NM
(Loss) / profit for the period ($m)	(81.8)	31.9	NM
EBITDA ($m)	(52.1)	61.0	NM
Adjusted EBITDA ($m)	71.7	71.7	0.1%
Basic EPS ($)	(0.57)	0.22	NM

•
FSM shipment volumes declined 9.0% in H1'26. Global Travel Retail (GTR) volumes declined 46.5% - excluding GTR, FSM shipment volumes declined 6.6%.
•
Revenue increased 3.7% to $206.9 million, driven primarily by FSM revenue growth of 3.4% to $204.7 million. Price/mix growth was very strong at 14.0% due to accelerated pricing actions in H1'26 to offset cost inflation. Price/mix growth was especially strong in the MEAA region at 17.1%.
•
Net loss for the period was $81.8 million in the first half of 2026, heavily impacted by several one-time items, including:
o
$48.2 million of a listing expense in accordance with accounting rules, mainly related to the 4.2 million shares issued to the SPAC sponsor at the time of listing (of which 2.7 million shares are vested, and 1.5 million shares remain subject to price-based earn-out provisions);
o
$47.7 million of IPO-related cash costs;
o
$12.4 million of non-cash share-based compensation expense;
o
$7.4 million of other public company readiness costs;
o
$3.8 million of supply chain-related costs resulting from the Strait of Hormuz disruption;
o
$2.0 million in costs associated with the acceleration of Pre-Market Tobacco Application (“PMTA”) filings in the U.S. following changes to FDA enforcement guidance relating to nicotine vapes and pouches.

Net loss was also impacted by a 5.5% increase in costs of sales, primarily driven by the increase in revenue but also impacted by higher logistics and raw material costs associated with the Middle

East conflict. Furthermore, net income reflects EBITDA1 loss of $52.1 million in the first half of 2026.

•
Adjusted EBITDA2 was $71.7 million in the first half of 2026, flat year-over-year, reflecting lower shipment volumes, higher logistics and raw material costs associated with the Middle East conflict, accelerated factory footprint changes resulting from the conflict, and incremental public company costs, partially offset by minor benefits from US tariff refunds and excise duty drawback.
•
Basic EPS was a loss of ($0.57) in H1'26.
•
FX impact was minimal. AIR operates its business largely in USD or USD pegged currencies.

2026 Full-Year Outlook

For FY'26, AIR expects:

•
Stable shipment volumes versus FY'25, despite an approximately 1.5% headwind from weaker Global Travel Retail (GTR) volumes resulting from the Middle East conflict, as well as the impact of above-normal pricing implemented to offset higher cost inflation.
•
Revenue growth of 4% to 6% (in USD).
•
Low- to mid-single-digit Adjusted EBITDA growth. Adjusted EBITDA growth in FY'26 is expected to be below AIR's historical high-single-digit growth trend, primarily due to:
o
Incremental public company costs following the Nasdaq listing;
o
Acceleration of the Company's factory footprint reorganization plan to reduce long-term dependence on the Strait of Hormuz;
o
Higher logistics and raw material costs associated with the Middle East conflict, notwithstanding the establishment of alternative supply routes to mitigate future disruptions;
o
Partially offset by modest benefits from US tariff refunds and excise duty drawback.
•
Excluding these cost headwinds, Adjusted EBITDA growth in FY'26 would be expected to be in line with AIR's historical high-single-digit growth trend.
•
Broadly stable net financing costs.
•
Broadly stable Net Debt-to-Adjusted EBITDA3 at FY'26 year-end compared to FY'25, reflecting cash outflows associated with the IPO and the Greentank investment.
•
An effective tax rate of approximately 15%.
•
Capital expenditures of $15 million to $18 million.

•
On August 24, 2026, AIR will hold an EGM of shareholders to vote on five proposals related to share repurchases, the details of which are available here. No share repurchases have been incorporated in the 2026 outlook or medium-term guidance below.

Medium-Term Outlook

For FY'27 and over the medium term, AIR expects:

•
Low-single-digit organic FSM shipment volume growth, driven by continued market share gains and expansion into new markets, assuming non-disruptive excise tax increases.
•
Mid-single-digit FSM revenue growth (in USD).
•
High-single-digit FSM Adjusted EBITDA growth (in USD).
•
The timing and scale of revenue and Adjusted EBITDA contribution from New Growth Categories (NGC) will depend on FDA acceptance of the Company's PMTA applications.
•
Continued deleveraging, with a consistent reduction in Net Debt-to-Adjusted EBITDA. AIR's long-term target leverage ratio is 2.5x Net Debt-to-Adjusted EBITDA*.

* No reconciliation to the most directly comparable IFRS financial measures has been provided due to the inherent difficulty in forecasting and quantifying certain amounts that would be necessary for such reconciliation.

Business Review

Segment Reporting

(in millions, except percentages)	H1'26	H1'25	YoY

Revenue
FSM-Americas	42.8	41.4	3.4%
FSM-Europe	25.2	25.1	0.4%
FSM-MEAA	136.7	131.4	4.0%
NGC	2.2	1.6	37.5%
Adjusted EBITDA
FSM-Americas	19.8	16.9	17.2%
FSM-Europe	0.1	1.8	-91.7%
FSM-MEAA	59.7	62.3	-4.0%
NGC	(7.9)	(9.3)	NM

Americas

Americas revenue grew 3.4% driven by price-mix, offset by marginally lower volume. Adjusted EBITDA grew 17.2% due to revenue growth and strong cost control.

Europe

Europe remained challenging in the first half of 2026, continuing trends seen in recent years, as steep excise tax hikes and lack of enforcement have led to proliferation of illicit products. Revenue grew 0.4% and adjusted EBITDA declined to $0.1 million, as pricing gains were insufficient to offset excise-driven volume weakness.

MEAA

MEAA revenues grew 4%, driven by high teens price-mix growth. Adjusted EBITDA declined 4.0%. MEAA includes Global travel retail as well as our corporate headquarters. In the first half of 2026, costs were higher due to incremental public market costs, and higher supply chain costs due to the Middle East conflict.

Our market shares remain steady despite the significant pricing taken year-to-date, and in the key market of Saudi Arabia, we are seeing share growth.

NGC

NGC revenue grew 37.5%, albeit off a small base, due to growth in OOKA and launch of Crown Switch in Europe. NGC losses remain elevated due to investments behind new product launches in vapes and pouches. Adjusted EBITDA was a loss of $7.9 million, reflecting continued investment in new product development and commercialization.

Impact of the Strait of Hormuz Disruption

The sudden closure of the Strait of Hormuz created significant supply chain disruptions during the first half of 2026, affecting shipment timing across several key markets. While March shipments were materially impacted, end-consumer demand remained resilient and purchase orders were preserved. AIR acted quickly to develop alternative routes, mitigate supply chain risk, and support customer continuity. As logistics conditions improved, shipment volumes recovered, returning to growth in June.

Greentank Strategic Investment

On 29 July 2026, AIR announced a $20 million strategic investment into Greentank at a pre-money valuation of $170 million, with an option to increase the ownership stake by another 20% over the next 24 months at a valuation of $250 million. This partnership secures certain commercial advantages for AIR and accelerates our path towards launching Crown Switch in the US.

AIR also shared results of a new study evaluating aerosol emissions from the planned USA variants of AIR’s Crown Switch™ electronic vaping product, which is powered by Greentank’s Quantum Vape™ platform. Conducted by McKinney Specialty Labs, LLC, an independent, specialty analytical laboratory in Richmond, Virginia, the study found that Crown Switch aerosol contained substantially lower levels of several harmful and potentially harmful constituents (HPHCs) than a range of FDA-authorized ENDS products already on the market.

Adjusted EBITDA Reconciliation

Reconciliation of operating (loss) / profit to adjusted EBITDA

	Six month period ended June 30
	2026	2025
	$000	$000
(Loss) / profit for the period	(81,820)	31,973
Add / (subtract):
Taxation	3,832	5,431
Finance costs	14,416	21,616
Finance income	(547)	(7,811)
Depreciation – property, plant and equipment	2,492	2,494
Depreciation - right-of-use assets	1,904	1,659
Amortization	7,106	5,346
Share of results in joint venture	240	329
Changes in fair value of derivative financial instruments	283	—
EBITDA	(52,094)	61,037
Non recurring items:
Share-based compensations (i)	12,439	1,007
Corporate restructuring costs	703	1,184
Significant provisions, write-offs and associated legal costs	1,675	6,506
Public company readiness cost (ii)	7,365	1,925
Extra-ordinary costs caused by regional disruption (iii)	3,795	—
Regulatory costs (iv)	1,980	—
Expenses related to listing event (v)	47,735	—
Expense of equity issued at listing event (net) (v)	48,150	—
Adjusted EBITDA	71,748	71,659

Please note that further details on Adjusted EBITDA are included in the Appendix.

Share Count and Capital Structure

As disclosed in our Report on Form 20‑F filed on May 21, 2026, and further elaborated in our Report on 6-K filed on June 08, 2026, AIR has approximately 160.39 million ordinary shares outstanding. These include:

•
Approximately 5 million shares are subject to return to us pursuant to a Forward Purchase Agreement executed on May 11, 2026, as described in our SEC filings; and
•
Approximately 8.69 million ordinary shares that are subject to company and sponsor earnouts (the “Earnout Shares”), which vest only upon achieving specified share‑price thresholds (US$12.50 and US$15.00) prior to May 31, 2031. As of August 20, 2026, these earnout shares had not vested.

Glossary

AIR defines EBITDA as earnings for the period before interest, taxation, depreciation and amortization. The most directly comparable IFRS measure is profit/ (loss) for the period. EBITDA is an intermediate step in AIR’s calculation of Adjusted EBITDA, as set out in the reconciliation in Appendix D.

2 AIR defines Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operating expenses. Adjusted EBITDA is not a measure specifically defined under IFRS. The most directly comparable IFRS measure is profit/(loss) for the period. A reconciliation of profit/(loss) for the period to Adjusted EBITDA is set out in Appendix D.

3 AIR defines Net Debt as total borrowings (comprising current and non-current interest-bearing loans and borrowings) less cash and cash equivalents, each as reported on AIR’s IFRS statement of financial position. AIR defines the ratio of Net Debt to Adjusted EBITDA (“leverage”) as Net Debt divided by Adjusted EBITDA. Neither Net Debt nor the Net Debt to Adjusted EBITDA ratio is presented in accordance with IFRS; the most directly comparable IFRS measures are total borrowings and cash and cash equivalents, each as reported on AIR’s statement of financial position. AIR believes this ratio is a useful measure of AIR’s capital structure and progress toward its target leverage. A reconciliation of profit/(loss) for the period to EBITDA and Adjusted EBITDA and total borrowings to Net Debt is set forth in Appendix D.

See “Use of Non-IFRS Financial Measures” for further information regarding the non-IFRS financials measures included in this press release.

Appendix

Appendix A: Consolidated Statement of Financial Position

	As at 30 June	As at 31 December
	2026	2025
	$000	$000
ASSETS
Non-current assets
Property, plant and equipment	26,692	28,410
Right-of-use assets	14,354	11,663
Intangible assets	367,336	371,277
Trade and other receivables	148	293
Investments in joint ventures	2,015	2,255
Financial assets at FVOCI	8,524	—
Derivative financial instruments	2,646	—
Deferred tax assets	43,763	41,071
	465,478	454,969
Current assets
Inventories	61,622	55,331
Trade and other receivables	127,809	93,160
Restricted deposit	18,200	—
Advance tax	430	274
Derivative financial instruments	185	—
Cash and cash equivalents	85,411	119,456
	293,657	268,221
Total assets	759,135	723,190

LIABILITIES
Non-current liabilities
Derivative financial instruments	—	1,216
Other interest-bearing loans and borrowings	338,525	357,679
Lease liabilities	12,782	9,935
Employee benefits	6,660	6,542
Deferred tax liabilities	635	436
	358,602	375,808
Current liabilities
Other interest-bearing loans and borrowings	67,338	29,852
Derivative financial instruments	339	558
Employee benefits	1,344	1,320
Lease liabilities	3,445	3,348
Trade and other payables	127,033	99,121
Tax payable	6,446	2,053
Payables relating to acquisitions	1,760	1,760
	207,705	138,012
Total liabilities	566,307	513,820
Net assets	192,828	209,370

EQUITY
Capital and reserves
Share capital	16	968,768
Treasury shares	(52,444)	—
Share premium	1,070,138	39,834
Merger reserve	(1,100,361)	(1,100,361
Cash flow hedge reserve	1,367	(1,614
Translation reserve	6,326	9,194
Other reserve	42,658	31,101
Retained earnings	225,128	262,448
Net equity	192,828	209,370

Appendix B: Consolidated Statement of Comprehensive (Loss)/Income

	Six month period ended June 30
	2026	2025
	$000	$000
Revenue	206,898	199,467
Cost of sales	(90,134)	(85,465)
Gross profit	116,764	114,002
Distribution expenses	(23,504)	(23,719)
General and administrative expenses	(67,073)	(38,082)
Provision for expected credit losses on trade receivables	(991)	(1,036)
Other operating (losses) / gains	(88,792)	373
Operating (loss) / profit	(63,596)	51,538

Share of net loss of investments accounted for using the equity method	(240)	(329)
Changes in fair value of derivative financial instruments	(283)	—
Finance income	547	7,811
Finance costs	(14,416)	(21,616)
(Loss) / profit before taxation	(77,988)	37,404
Taxation	(3,832)	(5,431)
(Loss) / profit for the period	(81,820)	31,973
Other comprehensive (loss) / income
Items that may be reclassified to profit or loss:
Foreign currency translation differences – foreign operations	(2,868)	(454)
Changes in fair value of cash flow hedges	2,771	—
Amounts reclassified to profit or loss from cash flow hedges	210	(627)
Items that will not be reclassified to profit or loss:
Changes in fair value of financial asset at FVOCI	(35)	—
Other comprehensive income / (loss) for the period, net of income tax	78	(1,081)
Total comprehensive (loss) / income for the period	(81,742)	30,892
Earnings per share for profit attributable to the ordinary equity holders of the Company:
Basic (loss) / earnings per share	(0.57)	0.22
Diluted (loss) / earnings per share	(0.57)	0.22

Appendix C: Consolidated Statement of Cash Flows

	Six month period ended June 30
	2026	2025
	$000	$000
Cash flows from operating activities
(Loss) / profit for the period	(81,820)	31,973

Adjustments for:
Depreciation and amortization	11,502	9,499
Income tax expense	3,832	5,431
Finance income	(240)	(107)
Finance costs	14,416	21,616
Gain on write off of payables for acquisitions	—	(140)
Gain on derecognition of right of use asset	—	(49)
Gain on disposal of property, plant and equipment	—	(77)
Expenses related to listing event	95,885	—
Loss on write-off of intangible assets	675	—
Reversal of slow-moving items - net	(2,507)	6,635
Provision for expected credit losses on trade receivables	991	1,036
Share of net loss of investments accounted for using the equity method	240	329
Changes in fair value of derivative financial instruments	283	—
Equity settled share-based payments	14,209	2,522
Exchange gain / (loss) – net	(1,661)	(4,405)
Current service costs	1,048	1,613
	56,853	75,876
Changes in working capital:
Increase in trade and other receivables	(58,832)	(36,862)
Increase in inventories	(3,758)	(12,614)
Increase / (decrease) in trade and other payables	9,111	(9,984)
Operating cash flows before payments for employee benefits and payments for income tax	3,374	16,416
Income tax paid	(2,575)	(6,511)
Employee benefits paid	(906)	(896)
Cash (used in) / generated from operating activities	(107)	9,009

Unaudited interim condensed consolidated statement of cash flows (continued)

	Six month period ended June 30
	2026	2025
	$000	$000
Cash flows from investing activities
Proceeds from sale of property, plant and equipment	67	119
Payment made for acquisition of shares in joint venture	—	(155)
Acquisition of property, plant and equipment	(1,117)	(1,509)
Acquisition of intangible assets	(4,162)	(7,775)
Interest received on lease receivables	144	93
Interest received	233	100
Payment made for acquisitions	(5,000)	(2,500)
Net cash used in investing activities	(9,835)	(11,627)
Cash flows from financing activities
Interest paid on borrowings	(13,386)	(15,585)
Proceeds from loans and borrowings	27,500	405,200
Proceeds from interest rate swaps	210	266
Repayment of borrowings	(10,130)	(390,750)
Cash paid for expenses related to reorganization transactions	(28,933)	—
Cash received related to reorganization transactions	2,340	—
Transactions with non-controlling interests	—	(1,680)
Payment of transaction costs related to loans	—	(10,375)
Employee shared based payments consideration received	500	—
Cash paid for shares bought back from shareholders	—	(322)
Interest paid on lease liabilities	(507)	(378)
Proceeds from lease incentives	162	—
Principal payment of lease liabilities	(1,859)	(1,655)
Net cash from / (used in) financing activities	(24,103)	(15,279)
Net decrease in cash and cash equivalents	(34,045)	(17,897)
Cash and cash equivalents at beginning of the period	119,456	71,702
Cash and cash equivalents at the end of the period	85,411	53,805

Non-cash transactions are as follows:
- Issuance of shares for BCA transactions (including share premium) (Note 17)	48,150	—
- Utilization of prepayments for acquisitions of Greentank	5,000	—

Appendix D: Reconciliation of operating (loss) / profit to adjusted EBITDA

	Six month period ended June 30
	2026	2025
	$000	$000
(Loss) / profit for the period	(81,820	31,973
Add / (subtract):
Taxation	3,832	5,431
Finance costs	14,416	21,616
Finance income	(547	(7,811
Depreciation – property, plant and equipment	2,492	2,494
Depreciation - right-of-use assets	1,904	1,659
Amortization	7,106	5,346
Share of results in joint venture	240	329
Changes in fair value of derivative financial instruments 283—	283	—

EBITDA	(52,094)	61,037

Non recurring items:
Share-based compensations (i)	12,439	1,007
Corporate restructuring costs	703	1,184
Significant provisions, write-offs and associated legal costs	1,675	6,506
Public company readiness cost (ii)	7,365	1,925
Extra-ordinary costs caused by regional disruption (iii)	3,795	—
Regulatory costs (iv)	1,980	—
Expenses related to listing event (v)	47,735	—
Expense of equity issued at listing event (net) (v)	48,150	—
Adjusted EBITDA	71,748	71,659

(i) During the six months ended June 30, 2026, the Group recognized $12,439 thousand in share-based compensation expense, primarily in relation to the Milestone Incentive Plan and Retention Awards, both equity-settled arrangements established for senior management in connection with a listing event. For the six months ended June 30, 2026, share-based compensation expense increased relative to the prior comparable period, reflecting the impact of beneficial modifications to the terms of certain participant awards made during the second half of 2025. Although these arrangements are one-time programs linked to the completion of an exit event and will not recur in future periods, the related charges will continue to be recognized over the remaining vesting period in accordance with IFRS 2 “Share-based Payments.”

(ii) During the six months ended June 30, 2026, the Group incurred non-recurring costs of $7,365 thousand directly related to public company readiness activities. These expenditures were incurred to assess and implement the Group's requirements as a publicly listed company, alongside other professional fees including, but not limited to legal, tax, and accounting. These costs would not otherwise have been incurred in the normal course of operations.

(iii) During the six months ended June 30, 2026, regional disruption rendered certain normal supply and logistics routes temporarily unavailable. As a result, the Group was required to enter into contracts for air-freighting materials and finished goods to maintain continuity of operations, a measure not employed in the ordinary course of business. In addition, the Group was unable to procure a key ingredient – glycerin - from contracted supply sources and was required to secure continuity of supply through a short-term contract at prices significantly above normal market conditions. Management has adjusted for the incremental cost of these ingredients, as it does not consider them reflective of the Group’s normalized cost base. Incremental costs in respect of re-routing of land and sea-based shipments, and other inflationary and situational increases, have not been adjusted and are considered operational and within the control of management.

(iv) During the six-month period ended 30 June 2026, the Group incurred regulatory costs of $1,980 comprising consulting, advisory, and research fees to support the preparation and submission of a U.S. Premarket Tobacco Product Application (PMTA) for one of its devices. Management considers PMTA applications to be infrequent and non-recurring in nature, with associated costs that are significant relative to the Group's normal operating activities. Accordingly, these costs have been adjusted in management's assessment of underlying performance.

(v) During the six-month period ended 30 June 2026, in accordance with the terms of the Business Combination Agreement, on 15 May 2026, the Group issued 4,408,369 shares (including 1,500,000 subject to earnout performance conditions) for an average fair value of $11.45 per share amounting to $50,490 in total share premium. While $2,340 of this share premium was received in cash (in consideration for 226,360 shares issued by the Group), $48,150 of issuance cost is taken as a charge to the unaudited interim condensed consolidated statement of comprehensive income in accordance with IFRS 2 "Share based payments".

Furthermore, during the six- month period ended 30 June 2026, as a result of the BCA transaction that took effect on 15 May 2026, the Group incurred expenses including sponsor marketing and advisory fees for a total of $32,635, satisfying redemption fees on shares redeemed of $4,106, and other advisory, legal and administrative fees of $10,994.

Reconciliation of total borrowings (current and non-current interest-bearing loans and borrowings) to Net Debt/Adjusted EBITDA

H1’26
($ million)
Total borrowings (current and non-current interest-bearing loans, lease liabilities, accrued interest and other borrowings)	430.2
Less: Cash and cash equivalents	(85.4)
Net Debt (2)	344.8
Rolling 12 Months Adjusted EBITDA*	139.3
Net Debt/Adjusted EBITDA	2.48

*Note: Net Debt / Adjusted EBITDA is calculated based on rolling twelve-month Adjusted EBITDA. H1’26 is based on the latest available financial statements. The comparator period is H1’25. To ensure a like-for-like comparison, H2’25 Adjusted EBITDA was derived from FY 2025 Adjusted EBITDA as previously reported of $139.3 million, less H1’25 Adjusted EBITDA of $71.7 million, resulting in H2’25 Adjusted EBITDA of $67.6 million.

(i) Represents total borrowings (including “current and non-current borrowings” as shown in the consolidated statement of financial position) less cash and cash equivalents.

(ii) Represents earnings before interest, taxes, depreciation and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operational items.

(iii) Represents Net Debt divided by Adjusted EBITDA. Net Debt/Adjusted EBITDA is a non-IFRS leverage ratio and differs from the gearing ratio (net debt divided by total capital) presented in AIR’s historical financial statements.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act and Section 21E of the Exchange Act. AIR Global PLC is the public operating company that resulted from the business combination of AIR Limited with a special purpose acquisition company, which completed in May 2026, and is accordingly not a “blank check company” for purposes of these safe harbor provisions.

Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding our future results of operations and financial position as well as our FY2026 and FY2027 financial outlook and medium-term guidance, expected recovery in shipment volumes and accelerating growth in 2H26, our Greentank investment and the related option to increase our ownership stake, the timing of PMTA filings and FDA acceptance and the anticipated launch of Crown Switch, our expectations regarding cannibalization and next generation categories, our share count and the vesting of Earnout Shares, business strategy and plans and objectives of management for future operations, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate,” “will,” “aim,” “potential,” “continue,” “are likely to” and similar statements of a future or forward-looking nature.

Forward-looking statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation: disruptions to our supply chain and shipments, including as a result of the closure or disruption of the Strait of Hormuz; our dependence on distributors and suppliers; competition and cannibalization from next generation categories; our ability to obtain FDA acceptance and authorization of our PMTA applications on the timelines we expect, or at all; regulatory changes and enforcement trends in the tobacco and nicotine industries; the results of scientific studies and their acceptance by regulatory authorities; the preliminary nature of the McKinney pilot study data, which is subject to further testing and verification and may change materially as additional data becomes available; the potential exercise of warrants to increase our ownership in Greentank; our ability to execute our product development and commercialization strategy, including our U.S. market expansion strategy; excise tax increases and illicit trade in our European markets; changes in consumer preferences; fluctuations in foreign currency exchange rates; dilution from our Earnout Shares and other equity arrangements; tariffs and trade policy changes; changes in applicable laws or regulations; general economic conditions; our ability to realize the anticipated benefits of the Greentank investment; tax, legal and accounting developments; our history of previously identified material weaknesses in internal control over financial reporting; and the other important factors discussed under the caption “Risk Factors” in our Registration Statement on Form F-4, as amended, filed with the U.S. Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our other filings with the SEC, including our Reports on Form 6-K. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. We disclaim any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Use of Non-IFRS Financial Measures

This press release includes EBITDA, Adjusted EBITDA, Net Debt and the ratio of Net Debt to Adjusted EBITDA, each of which is a financial measure not presented in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and may be different from similarly titled measures used by other companies.

AIR defines EBITDA as earnings for the period before interest, taxation, depreciation and amortization. The most directly comparable IFRS measure is profit/(loss) for the period. EBITDA is an intermediate step in AIR’s calculation of Adjusted EBITDA, as set out in the reconciliation in Appendix D.

AIR defines Adjusted EBITDA as earnings before interest, taxes, depreciation, and amortization, further adjusted to exclude items such as non-recurring expenses, share-based compensation and other non-operating expenses. The most directly comparable IFRS measure is profit/(loss) for the period. AIR believes that Adjusted EBITDA is a useful measure as it allows investors and management to evaluate AIR’s operating performance on a consistent basis, excluding the impact of non-operational, non-cash, or one-time items that may obscure underlying trends, and facilitate comparison across periods and with peer companies. Adjusted EBITDA is not a presentation made in accordance with IFRS, and AIR’s use of the term may vary from its use by other companies. You should exercise caution in comparing AIR’s Adjusted EBITDA to similarly titled measures reported by other companies and should not consider it in isolation or as a substitute for analysis of AIR’s results as reported under IFRS.

Some of these limitations include that Adjusted EBITDA does not reflect cash expenditures or future requirements for capital investments or contractual commitments; does not reflect changes in, or cash requirements for, working capital needs; does not reflect interest expense or the cash requirements necessary to service interest or principal payments on debt; does not reflect any cash income taxes AIR may be required to pay; and, although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future, which Adjusted EBITDA does not reflect. In addition, other companies in AIR’s industry may calculate this measure differently, limiting its usefulness as a comparative measure, and the adjustments made in calculating Adjusted EBITDA are those that management considers not representative of AIR’s core operations and are therefore subjective in nature. A reconciliation of profit/(loss) for the period to EBITDA and Adjusted EBITDA is set forth in Appendix D.

AIR defines Net Debt as total borrowings (comprising current and non-current interest-bearing loans and borrowings) less cash and cash equivalents, each as reported on AIR’s IFRS statement of financial position.

AIR defines the ratio of Net Debt to Adjusted EBITDA (“leverage”) as Net Debt divided by Adjusted EBITDA. Neither Net Debt nor the Net Debt to Adjusted EBITDA ratio is presented in accordance with IFRS; the most directly comparable IFRS measures are total borrowings and cash and cash equivalents, each as reported on AIR’s statement of financial position. AIR believes this ratio is a useful measure of AIR’s capital structure and progress toward its target leverage. A reconciliation of total borrowings to Net Debt is set forth in Appendix D.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute (and shall not be construed as) an offer to sell or the solicitation of an offer to buy any securities of AIR, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Contacts

AIR Investor Relations: Gaurav Jain: Gaurav.jain@air.global; +971-56-439-4296
Anuja Shendye: a.shendye@air.global; +971-58-907-8782
investor@air.global

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